

Mail Stop 3561

October 30, 2008

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110

Re:    **Roadrunner Transportation Services Holdings, Inc.**
       **Amendment No. 2 to Registration Statement on Form S-1**
       **File No. 333-152504**
       **Filed on October 7, 2008**

Dear Mr. DiBlasi,

       We have reviewed your responses to the comments in our letter dated September 29, 2008 and have the following additional comments.  Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

General

1.  We note your response to prior comment 4.  Please provide us with copies of the reports that you reference and indicate the data used in your prospectus.  Also, tell us the cost of each report.  Explain to us why you believe the fee is nominal for an investor.  Alternatively, file the consents as exhibits to the registration statement or revise to state the information is based on your own research.

Inside Front Cover Page

2.  While we note your revisions in response to prior comment 2, the text does not seem to clearly explain the graphic.  For instance, you state that you provide services "throughout" Hawaii, Alaska, Mexico, Puerto Rico and Canada.  It

appears that you only have one delivery agent in Alaska and Canada. Also, no locations appear on Hawaii or Puerto Rico. Text should be used to the extent necessary to explain the graphics. Please revise your text to clearly explain the graphic or advise.

3. We also note your revisions throughout the prospectus in response to prior comment 6. Please also clarify on the graphic that the Transportation Management Solutions/Third Party Logistics Headquarters is not part of the current operations of your company.

Prospectus Summary
Our Business and Recent Developments, page 1

4. We note your disclosure on page 2 regarding the declines in the over-the-road freight sector in 2006 and 2007. Please update to describe for investors the current market condition as well as your current position within the market. Similarly revise your risk factors on page 9 and 10, as appropriate.

Anticipated Uses of Cash, page 36

5. We note your response to prior comment 24. If material, please provide a risk factor to discuss the contingent payment to the former owners of Sargent.

Seasonality, page 37

6. We note your response to prior comment 25. Please revise your disclosure to include the information you provided in your response.

Competition, page 49

7. While we note your response to prior comment 26, we did not see clear disclosure of your company as compared to others. Please revise to disclose the approximate number of LTL providers, the number of other non-asset based customized LTL service providers in North America, and the number of TL brokerage operations. Please revise or advise.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

8. With respect to the unregistered securities offering in March 2007 for 5,000 shares of your Series A preferred stock to former stockholders of Sargent, please revise to provide the rule to support your claims for exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933.

Exhibit 5.1

9.  We note your response to prior comment 33.  Your opinion still appears to be based only on the review of items A through D.  For instance, the first sentence of your second paragraph states that you have only examined items A through D.  Even though you have removed the word "solely," from the third paragraph, your opinion is still limited to and based upon your review of items A through D.  Please revise.

10. Please revise your opinion to separately state the number of selling shareholder shares and provide a separate opinion as to whether the selling shareholder shares have been legally issued, have been fully paid and are non-assessable.

Other

11. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

12. Amendments should contain currently dated accountants' consents.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

**********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Sincerely,


Rolaine S. Bancroft
Special Counsel


cc:     Michael L. Kaplan, Esq.
        Greenburg Traurig LLP
        Via facsimile  (602) 445-8100